Exhibit 16.1

June 26, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K, dated June 26, 2015, of RealD Inc. and are in agreement with the statements contained in section (a) paragraph 2 on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning E&Y’s issuance of an adverse report on internal control over financial reporting as of March 31, 2015 included in the second paragraph on page 1 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2015 financial statements.

/s/ Ernst & Young LLP